Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York 10153

May 13, 2010

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:  Mr. Stephen Krikorian

Mail Stop 4561

Re:	L-1 Identity Solutions, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
File No. 001-33002

Dear Mr. Krikorian:

On behalf of our client, L-1 Identity Solutions, Inc. (the “Company”), we are transmitting herewith via the EDGAR system for filing with the Commission our response to the Staff’s letter dated April 27, 2010, regarding the Company’s Form 10-K for the fiscal year ended December 31, 2009 of the Company (File No. 001-33002, together with exhibits thereto).  In connection with this response, we have included as Annex A to this letter a statement from the Company providing the acknowledgments requested by the Staff.

Set forth below in bold are each of the comments in the Staff’s letter.  Immediately following each of the Staff’s comments is the Company’s response to that comment.  For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s comment letter and includes the caption used in the comment letter.

Form 10-K for the Fiscal Year Ended December 31, 2009
Item 5. Market for Registrant’s Common Equity…, page 3
1.	You do not appear to have provided the disclosure specified in Item 201(d) of Regulation S-K (“Securities authorized for issuance under equity compensation plans”). Please advise.

U.S. Securities and Exchange Commission
May 13, 2010

The disclosure specified in Item 201(d) of Regulation S-K was inadvertently omitted from Item 5 of the Company’s Annual Report Form 10-K for the fiscal year ended December 31, 2009 (the “2009 Form 10-K”).  The Company respectfully submits that it has made such disclosure in Part II, Item 5 of its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2010 (the “First Quarter Form 10-Q”) on page 40, under the heading “Equity Compensation Plan Information”.  In addition, the Company will ensure that such information is included or incorporated by reference in future filings of Annual Reports on Form 10-K.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 38
2.
Your Overview is more in the nature of a business description than a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is primarily concerned in evaluating the company’s financial condition and operating results.  Consider expanding your Overview to address, for instance, economic or industry-wide factors relevant to the company; and the material operational risks and challenges facing you and how management is dealing with these issues.  We note, as examples, public statements made by your executives during investor conference calls regarding “slippage” of an enterprise license and “strategic alternatives” being considered by the board of directors and senior management.  Refer to Section III.A of SEC Release No. 33-8350.

The Company has considered the above comments and Section III.A of SEC Release No. 33-8350 and has expanded the disclosure contained in Part I, Item 2 of the First Quarter Form 10-Q on page 23, under the heading “Business Overview”.  Please note the enterprise license is referred to in the first bullet of the fifth paragraph. In future filings, the Company will continue to give due consideration to the above comments regarding its MD&A disclosure.

Working Capital, page 55

3.
In your discussion of working capital, tell us what consideration you gave to discussing the significant increases in your accounts receivable reserve and bad debt expense in 2009, as noted on page F-22.  Please describe the specific factors contributing to this change, considering the relative amounts of accounts receivable and revenue for December 31, 2008 and 2009.

We respectfully inform the staff that the Company considered the above comments and has provided additional disclosure of the specific factors contributing to the increase in the accounts receivable reserve and provision for bad debts in Part I, Item 2 of the First Quarter 10-Q on page 32, under the heading “Working Capital”. In that regard the Company considered that the increase in the provision, approximately $3.3 million, is

U.S. Securities and Exchange Commission
May 13, 2010

primarily attributable to a provision for bad debts of $1.0 million related the customer’s suspension of the registered traveler program (disclosed in Item 7 of Part II of the 2009 Form 10-K on page 44, under the heading “General and Administrative Expenses”) and a provision of approximately $2.0 million for estimated potentially unrecoverable amounts related to the start up of two new large enrollment services contracts. In addition, we considered that as a percentage of revenues the 2009 provision represented 0.6% compared to 0.2% in 2008 and that the increase is not indicative of future bad debt expense.

Item 9A. Controls and Procedures
Evaluation of disclosure controls and procedures, page 68

4.
We note your statement that “controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, as L-1 is designed to do.”  In your response letter, please confirm, if true, that your CEO and CFO concluded that your disclosure controls and procedures were effective at that reasonable assurance level as of the end of the period covered by the report.  In addition, ensure that future reports clarify whether your CEO and CFO have concluded that your disclosure controls and procedures are effective at that reasonable assurance level.  In the alternative, omit from future filings the reference to the level of assurance of your disclosure controls and procedures.  Refer to Section II.F.4 of SEC Release No. 33-8238.

The Company respectfully submits that its CEO and CFO concluded that the Company’s disclosure controls and procedures were effective at a reasonable assurance level as of December 31, 2009.  The Company further submits that in Part I, Item 4 of the First Quarter Form 10-Q on page 34, under the heading “Evaluation of disclosure controls and procedures”, it disclosed that its CEO and CFO concluded that the Company’s disclosure controls and procedures were effective at a reasonable assurance level as of March 31, 2010.  In future filings, the Company will continue to disclose whether its CEO and CFO have concluded that the Company’s disclosure controls and procedures are effective at a reasonable assurance level.

Consolidated Statements of Operations, page F-4

5.
We note your presentation of revenues and cost of revenues by reportable segment on your statements of operations.  Tell what consideration you gave to separately presenting revenues and cost of revenues for products and services pursuant to Rule 5-03.1 and 2 of Regulation S-X.  In this regard, we note your footnote disclosure of product and service revenue on page F-23.  In addition, please tell us the amount of revenue generated from products and from services included within state and local government solutions and services revenue.

U.S. Securities and Exchange Commission
May 13, 2010

We respectfully advise the Staff that the Company’s presentation of solutions and services revenues and cost of revenues in the statement of operations is intended to comply with the requirements of Rules 5-03.1 and 2 of Regulation S-X, considering the nature of the Company’s operations and the characteristics of its solutions offerings, as further described below. It is not intended to duplicate information on reportable segments presented in Note 12 to the consolidated financial statements included in the 2009 Form 10-K.

Services revenues reported in the consolidated statement of operations represent services provided to the Company’s customers which are not included in solutions that include software, hardware, equipment and consumables.  These offerings are comprised of standalone government consulting and IT services for which the Company is compensated based on time worked by its employees, and enrollment services for which the Company is compensated based on the volume of enrollments performed.

Solutions revenues, on the other hand, comprise revenues related to the delivery of consumables and equipment, as well as hardware, software and systems which include related services, primarily postcontract customer support in the form of maintenance bundled with the product deliverables.  These are generally multiple element arrangements, a significant number of which are accounted for under the guidance for long term contracts. The pricing of these arrangements considers the total revenues and aggregate costs of the period of performance. Because the product functionality is the primary deliverable for the customer under these arrangements, we have included the total revenues from these arrangements in solution revenues.  More specifically we have considered the following:

●
Postcontract customer support or maintenance under customer arrangements not relating to driver’s license production contracts are generally bundled in one offering together with a related system or product.  Substantially all such maintenance is provided to the Company’s installed base of products and systems, pursuant to arrangements made at the initial delivery of the product or system with the price included in the total arrangement price, or as separately quoted renewal prices. Our maintenance services are closely related to our biometrics and credentialing products and systems and have different economic characteristics than our services included in services revenues.  They are offered only for products or systems sold by the Company and the gross margins are more closely aligned to our biometrics products included in solutions revenues. Accordingly we believe that it is more appropriate and meaningful to present the related revenues in solutions revenues where the corresponding systems and product deliverable revenues are included. We also note that such maintenance revenues represent 5.2%, 5.2% and 6.3% of consolidated revenues for the years ended December 31, 2009, 2008 and 2007, respectively.

U.S. Securities and Exchange Commission
May 13, 2010

●
Driver’s license production contracts generally require the Company to supply and install customized systems, supply materials used in the production of licenses and maintain the system assets.  These customized system assets consist of software, hardware and equipment which is delivered, installed and integrated with the customer’s other systems at the customer site, and the title to which is generally retained by the Company. Under these arrangements, the Company is compensated on an all-inclusive price per license, the realization of which is contingent upon the production of licenses.  We believe that these bundled deliverables are essentially product deliverables as substantially all the revenues are attributable to the product deliverables (system assets, production materials and software) and therefore all revenues are included in solutions revenues over multiple year terms of the contracts as the licenses are produced.  Accordingly, also taking into account the economic and other considerations described in the previous paragraph, which are also applicable to these arrangements, we believe that it is more appropriate and meaningful to include all revenues in solutions revenues.

To supplement the disclosures in the statement of operations and provide investors with insights as to the nature of the Company’s revenues from deliverables included in its solutions offerings, the Company also provided additional details regarding the major classes of revenues for the years ended December 31, 2009, 2008 and 2007 in Note 3 of the consolidated financial statements included in the 2009 Form 10-K. In that regard, services revenues include U.S. Federal government services and enrollment services included in State and local government solutions and services described below. All other revenues presented are included in solutions revenues.

State and local government solutions and services described in Note 3 include solutions revenues earned under state driver’s license production contracts of $ 117.5 million, $67.7 million, and $31.3 million for the years ended December 31, 2009, 2008 and 2007, respectively, as well as services revenues related to state and local enrollment services contracts of $ 77.7 million, $57.9 million and $41.6 million for the years ended December 31, 2009, 2008 and 2007.

Based on the above considerations, the Company concluded that its presentation of solutions and services revenues and cost of revenues in the statement of operations, when considered with the supplemental disclosures of the major classes of revenues presented in Note 3, is in compliance with the requirements of Rules 5-03.1 and 2 of Regulation S-X. Moreover, the Company believes that the presentation is consistent with the way the Company evaluates the profitability of the contractual arrangements included in solutions revenue and provides more meaningful information to investors.

Exhibits 31.1 and 31.2

U.S. Securities and Exchange Commission
May 13, 2010

6.
We refer to comment 4 of our letter dated August 29, 2008, relating to your Form 10-K for the fiscal year ended December 31, 2007.  Your certifications continue to vary from those set forth in Item 601(b) (31) of Regulation S-K.  In future filings ensure that these certifications are set forth exactly as they appear in Item 601(b) (31).

The Company respectfully submits that the certifications for the Company’s First Quarter Form 10-Q conformed to the requirements of Item 601(b) (31) of Regulation S-K.  In future filings, the Company will continue to ensure that the certifications will be conformed to exactly match Item 601(b) (31) of Regulation S-K.

We would very much appreciate receiving the Staff’s comments, if any, at your earliest convenience.  If it would expedite the review of the information provided herein, please do not hesitate to call the undersigned at (212) 310-8239.

Sincerely yours,

/s/ Marita A. Makinen
Marita A. Makinen

cc: Robert V. LaPenta
     Mark S. Molina, Esq.

Annex A

May 13, 2010

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:  Mr. Stephen Krikorian

Re:	L-1 Identity Solutions, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
File No. 001-33002

Dear Mr. Krikorian:

L-1 Identity Solutions, Inc. (the “Company”) writes this letter in response to the comment letter from the Securities and Exchange Commission (the “Commission”) dated April 27, 2010.  Accordingly, the Company acknowledges and confirms that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions, please do not hesitate to contact the undersigned.

Yours truly,

/s/ Vincent A. D’Angelo
Vincent A. D’Angelo
Senior Vice President, Finance Chief Accounting Officer

177 Broad Street, 12 Floor Stamford, CT 06901  203-504-1100